April 4, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 21, 2012
Form 10-Q for the Quarterly Period Ended December 29, 2012
Filed February 6, 2013
File No. 000-18706
Management's Response to Comment Letter Dated March 7, 2013

Dear Mr. Gilmore:

Management (“Management”) of Black Box Corporation (the “Company”) has reviewed the comment letter of the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) dated March 7, 2013 (the “comment letter”) regarding the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed May 21, 2012 (the “Form 10-K”) and the Form 10-Q for the period ended December 29, 2013, filed February 6, 2013 (the “Form 10-Q”). Please find Management's responses detailed below.

The Company acknowledges the following as it relates to the comment letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 22

1. STAFF COMMENT
We have read your response to prior comment 2 and the referenced MD&A disclosure, including your assertion that management did not view the factors resulting in the decreased revenue and operating earnings per share forecasts in the first and second quarters of Fiscal 2012 to be a known trend or uncertainty that could reasonably likely have a material impact on results of operations at the time of the October 1, 2011 Form 10-Q. While your referenced MD&A disclosure addresses which services are more impacted by general economic conditions, the disclosure does not describe any specific trends or the impact of current economic conditions. Your disclosure regarding goodwill valuation in the October 1, 2011 and subsequent filings concluded that the company expects each of the reporting units to continue to operate profitably and generate cash flow from operations without any indication of known trends or uncertainties that could impact the valuation of goodwill. While we recognize that this is a judgment made by management in consideration of multiple factors both positive and negative, it is not fully clear that additional disclosure was not required under Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350. Please confirm to us that you will provide robust disclosures within your next filing that explain the facts and judgments made by management throughout the year regarding these matters as well as discussing the current economic environment and the resulting trends and uncertainties.

1. COMPANY RESPONSE
The Company confirms that, in future filings, it will disclose any known trends or uncertainties, identified through the forecasting process or otherwise, that has had or is reasonably likely to have a material favorable or unfavorable impact on revenue, income from continuing operations or goodwill.

Form 10-Q for the Quarterly Period Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company, page 18

2. STAFF COMMENT
We note your disclosure on page 19 that some of your clients are migrating toward a variable fee model and that while this shift will decrease your contractually obligated revenues and corresponding profits, the company believes the variable model will generate profitable revenues. We note similar discussion by management on the Q3 2013 earnings conference call as well as remarks indicating that revenue and profitability of these relationships are typically lower than legacy maintenance arrangements. Please tell us what consideration was given to further disclosing the relative profitability of the variable fee model compared to your typical maintenance arrangements as well as an indication of the extent to which customers have made this change and the impact on revenues and gross profit for the periods presented. Please refer to Item 303(b)(2) of Regulation S-K.

2. COMPANY RESPONSE
The shift from contractually obligated revenues and corresponding profits to the variable fee model is a recent phenomenon involving, at this point, a relatively small, but growing, number of clients. Included in our disclosure was a statement, in a general sense, that we believe that the variable fee model will produce profitable revenues. In fact, based, however, on a limited sample size, it appears that the variable fee model will produce profits that are relatively similar to the profits from contractually obligated arrangements. In future filings, as we gain experience with more variable fee arrangements, we will modify our disclosures to more clearly articulate the relative profitability of the variable fee model compared to typical maintenance arrangements. This migration from contractually obligated arrangements to the variable fee model did not have a material impact on revenues or gross profit for the periods presented.

Three-months ended December 31, 2012 ("3Q13") compared to three-months ended December 31, 2011 ("3Q12"), page 21

3. STAFF COMMENT
We note that the company has been providing revenue growth rates and expectations of declines for federal revenue and commercial revenue in its earnings conference calls. Please describe for us the level at which federal and commercial customer segments are monitored (e.g. branch, component, operating segment) and the detail of information regularly gathered and reviewed. Tell us what consideration was given to quantifying the impact of federal/government revenues and commercial revenues on revenues by geography and service type for the periods presented. In addition, please tell us what consideration was given to discussing any significant trends in revenue and profitability for these customer segments. Please refer to Item 303(b) of Regulation S-K, Section III.D and E of SEC Release 33-6835, and Section III.B.3 of SEC Release 33-8350.

3. COMPANY RESPONSE
As previously noted, we have branches which represent physical locations and legal entities around the world obtained primarily as a result of acquisition. These branches cross-sell the Company's service and product offerings to include voice communications, data infrastructure and technology products, typically with a specialization on one of these service offerings, to multiple business lines within the federal and commercial sectors. Each of these branches has discrete financial information, where federal and commercial clients data is embedded within, which is aggregated with other branches prior to review by segment management. On a quarterly basis, the Company captures federal and commercial revenue information for purposes of providing additional information for our investors on the Company's earnings calls and MDA within Form 10-Q or Form 10-K.

As you note, we provide certain quantitative information for federal and commercial revenue within our earnings conference calls and we will, in future filings, provide such quantitative information, to the extent material, in our results of operations within MDA of our Form 10-Q or Form 10-K.

As noted in our third quarter earnings conference call, commercial and federal revenues for the nine-months ended December 29, 2012 were down 9% and 15%, respectively, over the prior year as a result of a decline in client spending for commercial and delays in funding as well as project and task order initiation for federal. While revenues are down year over year, we still have strong customer relationships and an attractive and diverse service/product offering and we believe that our commercial clients will begin to invest in their communications and projects with our federal clients will get funded which will stabilize and/or grow our revenues/profits. Thus, although the Company experienced a revenue decrease for the nine-months ended December 29, 2012 and expected for such decrease to continue for the remainder of Fiscal 2013 as evidenced by our guidance in our 3Q13 earnings conference call, the Company does not believe this decrease is permanent and therefore does not evidence a trend. As noted earlier, in future filings, the Company confirms that it will disclose any known trends or uncertainties, identified through the forecasting process or otherwise, that has had or is reasonably likely to have a material favorable or unfavorable impact on revenue, income from continuing operations or goodwill.

Valuation of Goodwill, page 28

4. STAFF COMMENT
In your response to prior comment 3 you indicate that in the first quarter of fiscal 2013, the decrease in revenue and profitability forecast for Fiscal 2013 prompted the company to assess the significance of these decreases in relation to goodwill as part of your ongoing interim monitoring activities. Please tell us whether your interim monitoring procedures typically include a discounted cash flow analysis described in your January 4, 2013 response to comment 8. In light of the comparison of estimated fair value to carrying value of the reporting unit using a discounted cash flow model, please explain to us why you believe this was not a step one goodwill impairment analysis. Please refer to ASC 350-20-35-4.

4. COMPANY RESPONSE
As previously noted, the Company typically monitors profitability forecasts used in the most recent annual goodwill impairment assessment on an interim basis with the exception of our third quarter which is due to its timing in relation to the completion of the annual assessment. Due to the magnitude of the decrease in our revenue and profitability forecasts for Fiscal 2013 during the first quarter of Fiscal 2013, we determined that additional interim monitoring procedures, which included a comparison of the carrying value of the reporting units against the estimated cash flows using a discounted cash flow model that included revenue and profitability forecasts as of June 30, 2012 with all other assumptions generally held consistent from the annual impairment assessment as of October 1, 2011, was necessary. We do not believe this comparison of the estimated fair value to carrying value of the reporting unit was a step one goodwill impairment analysis because the discounted cash flow model did not include a full set of contemporary assumptions (i.e. weighted-average cost of capital).

5. STAFF COMMENT
We note your disclosure that the company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2013, concluding that there was a significant surplus of fair value over carrying amount for each of your reporting units. Please explain to us how you define the term significant surplus. To provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one of your goodwill impairment analysis, such as if the reporting unit's fair value is not substantially in excess of carrying value, please tell us the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In your response please tell us how you will consider disclosing the information provided in response to this comment in your future filings. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Section V of SEC Interpretive Release No. 33-8350.

5. COMPANY RESPONSE
The following table summarizes the estimated fair value, carrying value and the excess of fair value over carrying value (i.e. surplus) by reporting unit as of September 29, 2012. Dollars in millions.

	North America	Europe	All Other	Total
Estimated fair value	$665	$78	$39	$782
Carrying value	$396	$56	$28	$480
Surplus	$269	$22	$11	$302
Percentage by which fair value exceeded carrying value	68%	39%	39%	63%

As noted in the above table, the estimated fair value of our reporting units is substantially (or significantly) in excess of the carrying value as of September 29, 2012. In order for the estimated fair value to decrease below the carrying value which could potentially result in a material impairment charge in the next twelve months, the Company would need to experience both a significant decrease in profitability projections and a significant increase in the weighted-average cost of capital which the Company believes is unlikely. Given the surplus noted above and the probability of a material impairment in the next twelve months, the Company has determined that the estimated fair value substantially exceeds the carrying value for all reporting units and does not believe the disclosures noted above are necessary. The Company confirms that, in future filings, it will provide the disclosures noted above, when applicable, for each reporting unit that is at risk of failing step one of the goodwill impairment analysis.

If the Staff would like to discuss these responses further, please contact me at (724) 873-6795.

Very truly yours,

/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Financial Officer
and Treasurer (Principal Accounting Officer)

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